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                                                                    EXHIBIT 99.1
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     ILOG Announces Expected Results for Quarter Ended September 30, 2000
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PARIS, France - October 16, 2000 - ILOG S.A. (NASDAQ NMS: ILOG and EURO.NM:
ILOG), today announced that it expects total revenues for its first fiscal 2001 quarter ended September 30, 2000 to be approximately $13 million as compared to $14.3 million for the same quarter of the prior year. Loss per share for the quarter is expected to be approximately $0.20 per share compared to a loss per share of $0.08 for the same quarter of the prior year.

The Company's expected revenues reflect the absence of royalties from a major independent software vendor (ISV) that were anticipated for the quarter. The Company's previous year's revenues of $14.3 million included $4 million of license fees from another major ISV. "I believe in the fundamental soundness of our ISV strategy despite this unexpected setback" commented Pierre Haren, Chairman and CEO of ILOG.

ILOG plans to announce its first quarter results on October 26, 2000 and have a conference call for investors on that day at 4:00 pm Paris time. Participation details will be posted at http://www.ilog.com/corporate/investor/.

Forward-Looking Information

The estimated results in this announcement constitute "forward-looking" information within the meaning of the United States Securities laws. Actual results for the Company's first quarter of 2001 could materially differ from those estimated or forecast depending on a number of factors, such as whether all orders included in estimated revenues meet the company's revenue recognition requirements, the adequacy of estimated expense accruals and reserves, and quarter end adjustments arising from the customary review by management and the company's independent auditors.

The matters discussed in this press release also involve risks and uncertainties described from time to time in ILOG's filings with the United States Securities and Exchange Commission (SEC). In particular, see "Future Operating Results Uncertain" and "Fluctuations in Operating Results" in the most recent Annual Report on Form 20-F for the year ended June 30, 1999 and the most recent Quarterly Reports on Form 6-K which are on file with the SEC. These documents contain and identify important factors that could cause the actual results to differ materially from those contained herein.

About ILOG

Dually headquartered in Paris and Mountain View, Calif., ILOG is the world's leading supplier of C++ and Java software components. ILOG's embeddable optimization, visualization and business rules software components dramatically shorten development times for enterprise software applications in the supply chain, telecommunications, transportation and financial services industries. In addition to optimization applications where ILOG enjoys significant market share, the company is taking an active role in the e-business software-components market. Visit www.ilog.com for additional information. ILOG is a registered trademark of ILOG.

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